

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Kiva Allgood
Chief Executive Officer
Sarcos Technology & Robotics Corp
650 South 500 West, Suite 150
Salt Lake City, Utah 84101

> **Re: Sarcos Technology & Robotics Corp**
> **Registration Statement on Form S-1**
> **Filed May 13, 2022**
> **File No. 333-264952**

Dear Ms. Allgood:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Nordtvedt